Exhibit 12

Computation of Ratio of Earnings to Fixed Charges (amounts in thousands)

	Year Ended May 31,
	2008	2007	2006	2005	2004

Income from continuing operations before income tax benefit, minority interest in loss of subsidiaries and income from equity investments	$53,874	$15,719	$47,015	$22,899	$1,814
Plus adjustment so as to only include distributed income of less than 50% owned equity investments	—	386	1,406	737	14
Add: Fixed Charges	204,098	214,601	175,190	163,091	209,977
Less: Capitalized interest	—	—	—	—	—
Less: Preferred stock dividends	—	—	—	—	—

Earnings, as defined	$257,972	$230,706	$223,611	$186,727	$211,805

Fixed charges:
Interest expense, including amortization of debt issuance costs	190,209	201,646	163,680	145,065	162,968
Loss on extinguishment of debt	307	990	750	9,052	39,176
Interest portion of rent expense	13,582	11,965	10,760	8,974	7,833
Capitalized interest	—	—	—	—	—
Preferred stock dividends	—	—	—	—	—

Fixed charges, as defined	$204,098	$214,601	$175,190	$163,091	$209,977

Ratio of earnings to fixed charges	1.26	1.08	1.28	1.14	1.01

Amount by which earnings exceed fixed charges	$53,874	$16,105	$48,421	$23,636	$1,828